FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  May 2010

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following is the text of an announcement made today by Hang Seng Bank, a 62.14 per cent owned subsidiary of the HSBC Group.

20 May 2010

CONNECTED TRANSACTION

ACQUISITION OF PROPERTY AND
NAMING AND SIGNAGE RIGHTS

The Company wishes to announce that on 20 May 2010, the Purchaser (a wholly-owned subsidiary of the Company)
entered into the
Sale and Purchase
Agreement with the Vendor and Senmao, pursuant to which the Purchaser conditionally agreed to acquire the Property, the right to the exclusive use of the Car Parking Spaces, the Naming Right and the Signage Rights from the Vendor at a total consideration of RMB
510
million (approximately HK$581.4 million).

SALE AND PURCHASE
AGREEMENT
Parties:
(1)      Vendor:
HSBC Bank (China) Company Limited
, a wholly-owned subsidiary of HSBC (which is
the controlling shareholder of the Company)
(2)      Purchaser:      Hang Seng Bank (China) Limited, a wholly-owned subsidiary of the Company
(3)      Other Party:    Shanghai Senmao International Real Estate Co. Limited

To the best of the Directors' knowledge, information and belief having made all reasonable enquiries, Senmao and the ultimate beneficial owners of Senmao are third parties independent of the Company and connected persons of the Company.

Under the Sale and Purchase Agreement, Senmao has acknowledged the Vendor's sale of the Property to the Purchaser and further agreed to the Vendor's assignment and transfer of the Vendor's rights in respect of the Car Parking Spaces, the Naming Right and the Signage Rights to the Purchaser.

Assets to be acquired
The assets to be acquired are:
(i)
the Property, comprising unit 101
and the whole of floors
34, 35 and 36 of HSBC Tower,
1000 Lujiazui Ring Road,
Shanghai, the PRC;
(ii)
the right to the exclusive use of the
Car Parking Spaces, comprising seven car parking spaces in
HSBC Tower,
1000 Lujiazui Ring Road,
Shanghai, the PRC;
(iii)
the N
aming Right; and
(iv)     the Signage Rights

The original acquisition costs paid by the Vendor for the Property, the right to the exclusive use of the Car Parking Spaces, the Naming Right and the Signage Rights were US$33.15 million (approximately HK$258.57 million
)
in aggregate
.

Consideration
The Company
has
instructed Jones Lang LaSalle, an independent
professional valuation firm
, to
provide professional valuation and opinion in respect
of
(a)
the Property with the Car Parking Spaces
, and (b)
the Naming and Signage Rights, which were valued at RMB
355
million (approximately HK$404.7
million
)
and
RMB
155
million (approximately HK$176.7
million
)
respectively
as at
19 March
2010.

For the disposal of the assets which are subject to the Sale and Purchase Agreement, the Vendor had invited offers from interested parties for the acquisition of such assets. There were more than one
interested parties submitting offers to acquire such assets.
The Purchaser's final
offer price was arrived at with reference to the
said professional
valuation
and opinion of Jones Lang LaSalle and after taking into account various factors. Such factors include (but are not limited to) the existence of a competing potential purchaser which is the owner of the majority part of the Building; the supply of Class-A office spaces with naming and signage rights in
Little Lujiazui, Shanghai which go with similarly small footage; and the future needs of the Purchaser's operations and business in the PRC.

The Consideration is apportioned as follows:
(i)         RMB355 million (approximately HK$404.7), for the sale and purchase of the Property with the exclusive right to use the Car Parking Spaces
;
and
(ii)        RMB155 million (approximately HK$176.7), for the sale and purchase of the Naming Right and the Signage Rights.

A deposit of 10 per cent of the
total
Consideration was paid in cash by the Purchaser upon signing of the
Sale and Purchase Agreement and t
he balance of the Consideration will be payable in cash upon Completion.
The Consideration will be funded by internal resources of the Company
.

Conditions
Completion is conditional upon all relevant government and regulatory approvals, consents of Senmao and other owner(s) of the Building having been obtained for the assignment of the Naming Right and Signage Rights, and the exclusive right to use the Car Parking Spaces, to the Purchaser.

Completion
Subject to the postponement of Completion as described below and fulfilment of all the conditions
, Completion will take place on 20 November 2010
.
I
f all the conditions are fulfilled before 20

November 2010
, then
C
ompletion will take place
within
three
business days after fulfilment of all the conditions.

In the event that any of the applications for building name change and new signage of the Building has not been approved by the relevant government authorities by
20

November
2010, the date for Completion shall be postponed to a date not later than six
months from such date.
Completion will then take place
three
business days after such approvals have been obtained.
In the event that any of the aforesaid is not done by such extended Completion date, then the sale and purchase of the Property, the right to the exclusive use of the Car Parking Spaces and the Naming and Signage Rights shall be cancelled and the deposit shall be refunded to the Purchaser. Such refund shall be without interest unless the foregoing failure to obtain approval is solely caused by the default of the Vendor in which event the Vendor shall pay the interest at the interest rate for savings deposits announced by the Vendor as applicable at the time of refund
.

The Purchaser shall, at the Vendor's request, take all reasonable steps to assist with the applications for building name change and new signage of the Building
in order to procure the issuance of the relevant governmental approvals. In the event that the Purchaser fails to take any such steps reasonably requested by the Vendor within a reasonable time of such request, which results in the relevant governmental approvals not being issued by the date of Completion, the Vendor shall have the right to require the Purchaser to proceed with the transaction and pay in full the balance of the purchase price by the date of Completion or any later date reasonably determined by the Vendor.

REASONS FOR AND BENEFITS OF THE ACQUISITION

The Acquisition will allow the Purchaser to relocate its headquarters to the Property for the long term development of the Purchaser and achievement of the China strategies of the Group. The acquisition of the Naming Right and the Signage Rights will serve the dual purposes of enhancing the Group's corporate profile and image in the PRC, and signifying its commitment to the PRC market. The Directors consider that, with the PRC Government's commitment to developing Shanghai as an international financial and shipping centre, the property market in Shanghai is expected to prosper in the long run. Therefore, ownership of the Property by the Purchaser will ensure that the headquarters of the Purchaser will not be affected by scarcity of prominent site as well as increase in rent in Shanghai. There is also the advantage of potential gain from appreciation of property price.

The Directors (
including the independent non-executive Directors
) consider that the Acquisition is in the ordinary and usual course of business of the Company and the terms of the Acquisition are
on normal commercial terms, fair and reasonable and in the interests of the
Company and its
Shareholders as a whole.

GENERAL

The
Group is
principally engaged in commercial and retail banking business and offers a comprehensive range of financial products and services to its customers.

The Vendor is engaged in
commercial banking business in the PRC
.

Senmao is engaged in
urban redevelopment, real estate sales, leasing and management.

LISTING RULES IMPLICATIONS

The Vendor is a wholly-owned subsidiary of HSBC (which is the controlling shareholder of the Company) and therefore a connected person of the Company.
Accordingly, the Acquisition constitutes a connected transaction for the Company under Chapter 14A of the Listing Rules. Since the highest of all
applicable percentage ratio
s
calculated with reference to the Acquisition is more than 0.1 per cent but less than 2.5 per cent, such connected transaction is subject to the reporting and announcement requirements, but is exempt from the independent shareholders' approval requirement under the Listing Rules.

As at the date hereof, the Board of Directors of the Company comprises Dr Raymond K F Ch'ien* (Chairman), Mrs Margaret Leung (Vice-Chairman and Chief Executive), Dr John C C Chan*, Dr Marvin K T Cheung*, Mr Alexander A Flockhart#, Mr Jenkin Hui*, Mr William W Leung, Dr Eric K C Li*, Dr Vincent H S Lo#, Mr Iain J Mackay#, Mrs Dorothy K Y P Sit#, Mr Richard Y S Tang* and Mr Peter T S Wong#.

# Non-executive Directors
* Independent non-executive Directors

By Order of the Board
C C Li
Secretary

Media enquires to Brendan McNamara on +44 (0) 20 7991 0655 or at
brendan.mcnamara@hsbc.com

Notes to Editors:

1.  Hang Seng Bank
Founded in 1933, Hang Seng Bank operates over 220 service outlets, of which 104 are branches serving both personal and business customers. The Bank also maintains a branch in Shenzhen for foreign currency wholesale business, branches in Macau and Singapore, and representative offices in Xiamen and Taipei.

Established on 28 May 2007, wholly owned subsidiary Hang Seng Bank (China) Limited operates a mainland China network of 38 outlets in Beijing, Shanghai, Guangzhou, Shenzhen, Dongguan, Fuzhou, Nanjing, Hangzhou, Ningbo, Tianjin, Kunming, Foshan and Zhongshan.

With consolidated assets of HK$826 billion as at end of 2009, Hang Seng Bank reported a profit attributable to shareholders of HK$13,221 million for 2009. Hang Seng Bank is a principal member of the HSBC Group, one of the world's largest banking and financial services organisations. For further information on Hang Seng Bank, please visit the bank's website at
www.hangseng.com
.

2.  Definitions

" Acquisition "	the acquisition of the Property, the right to the exclusive use of the Car Parking Spaces, the Naming Right and the Signage Rights by the Purchaser from the Vendor
" connected person ", " subsidiary "	each have the meaning ascribed to them by the Listing Rules
" Board "	the board of Directors
" Building "	HSBC Tower, 1000 Lujiazui Ring Road, Shanghai, the PRC
" Car Parking Spaces "	seven car parking spaces in the Building
" Company "	Hang Seng Bank Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange (Stock Code: 11)
" Completion "	completion of the Acquisition
" Consideration "	the consideration payable by the Purchaser to the Vendor for the Acquisition
" Directors "	the directors of the Company
" Group "	the Company and its subsidiaries
" HK$ "	Hong Kong dollar, the lawful currency of Hong Kong
" Hong Kong "	the Hong Kong Special Administrative Region of the PRC
" HSBC "	HSBC Holdings plc, a company incorporated in England and Wales with limited liability, the shares of which are listed on the Stock Exchange (Stock Code: 5)
" Listing Rules "	the Rules Governing the Listing of Securities on the Stock Exchange
" Naming Right "	the naming right in respect of the Building
" PRC "	the People's Republic of China
" Property "	unit 101 and the whole of floors 34, 35 and 36 of the Building
" Purchaser "	Hang Seng Bank (China) Limited, a wholly-owned subsidiary of the Company
" RMB "	Renminbi, the lawful currency of the PRC
" Sale and Purchase Agreement "	the sale and purchase contract (Framework Agreement) dated 20 May 2010 between the Purchaser, the Vendor and Senmao relating to the Acquisition
" Senmao "	Shanghai Senmao International Real Estate Co. Limited, a company incorporated in the PRC
" Shareholders "	shareholders of the Company
" Signage Rights "	the rights to put up signage on certain designated places of the Building
" Stock Exchange "	The Stock Exchange of Hong Kong Limited
"US$"	United States dollar, the lawful currency of the United States of America
" Vendor "	HSBC Bank (China) Company Limited, a wholly-owned subsidiary of HSBC

For illustration purposes only, the amounts in RMB are translated to HK$ at the rate of RMB1.00 = HK$1.14 and the amount in US$ is translated into HK$ at the rate of US$1.00 = HK$7.80. No representation is made that any amount in RMB or US$ has been or could be converted at the above rate or at any other rates or at all.

3.  HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 8,000 offices in 88 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$2,364 billion at 31 December 2009, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date: 20 May, 2010